ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

June 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention: Patrick Fullem and Erin Purnell

Re:	Terran Orbital Corporation
Registration Statement on Form S-1
Filed April 22, 2022
File No. 333-264447

Dear Mr. Fullem and Ms. Purnell:

On behalf of Terran Orbital Corporation (the “Company”), reference is made to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 18, 2022 (the “Comment Letter”), with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comment Letter, the Company is filing today Amendment No. 1 (the “Amendment”) to the Registration Statement through EDGAR. In addition to the responses to the Comment Letter, the Amendment was updated to include the Company’s unaudited and pro forma financial information for the three month period ended March 31, 2022. The Amendment has been marked to show changes from the Registration Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter in bold, followed by the Company’s responses thereto (including page number references to the Amendment). The Company has reviewed this letter and authorized us to make the representations on their behalf.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1 Filed April 22, 2022

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares and/or warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 9, 50, 56, 70 and 78, as applicable, in response to the Staff’s comment.

Securities and Exchange Commission June 1, 2022 Page 2

Cover Page

2.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

3.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 9, 50, 56 and 78, as applicable, in response the Staff’s comment.

4.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 70 and 78, as applicable, in response to the Staff’s comment.

Risk Factors, page 12

5.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor disclosure on page 50 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 68

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70 and 78 in response to the Staff’s comment.

Securities and Exchange Commission June 1, 2022 Page 3

7.

Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 77

8.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 872-8115.

Very truly yours,

/s/ Rosa A. Testani
Rosa A. Testani

cc:	Terran Orbital Corporation
Marc H. Bell
Gary Hobart

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